                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE TO
                               (AMENDMENT NO. 1)
                                 (Rule 13e-4)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                      INTERTRUST TECHNOLOGIES CORPORATION
                      (Name of Subject Company (Issuer))

                      INTERTRUST TECHNOLOGIES CORPORATION
                       (Name of Filing Person (Offeror))

              Options Under InterTrust Technologies Corporation's
    1995 Stock Plan, 1999 Equity Incentive Plan and 2000 Supplemental Plan
             to Purchase Common Stock, Par Value $0.001 Per Share,
                   Having an Exercise Price of $5.00 or More
                        (Title of Class of Securities)

                                  46113Q 10 9
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                                 Victor Shear
               Chief Executive Officer and Chairman of the Board
                      InterTrust Technologies Corporation
                           4750 Patrick Henry Drive
                         Santa Clara, California 95054
                                (408) 855-0100
           (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing person)

                                   Copy to:
                             Bennett L. Yee, Esq.
         Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
                            155 Constitution Drive
                         Menlo Park, California  94025
                                (650) 321-2400


                                  CALCULATION OF FILING FEE
                                  -------------------------
     Transaction valuation*          Amount of filing fee
     ----------------------          --------------------

           $81,000,000                     $16,200**

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 7,300,000 shares of common stock of InterTrust Technologies Corporation having an aggregate value of $81,000,000 as of May 24, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

**   Previously paid in connection with the initial filing of this Schedule TO on May 24, 2001.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:              Not applicable.
Form or Registration No.:            Not applicable.
Filing party:                        Not applicable.
Date filed:                          Not applicable.


[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_] third party tender offer subject to Rule 14d-1. [X] issuer tender offer subject to Rule 13e-4. [_] going-private transaction subject to Rule 13e-3. [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on May 24, 2001, relating to InterTrust Technologies Corporation's ("InterTrust" or the "Company") offer to exchange options to purchase shares of its common stock, par value $.001 per share, held by certain employees, for new options to purchase shares of its common stock at a per share exercise price equal to the fair market value of one share of its common stock on the date of issuance, upon the terms and subject to the conditions in the Offer to Exchange dated May 24, 2001 ( the "Offer to Exchange").

Item 10.  Financial Statements.

Item 10(a) is hereby amended to read as follows:

          (a) The information set forth in the Offer to Exchange under Section 9 ("Information Concerning InterTrust") and Section 16 ("Additional Information"), and on pages F-1 through F-23 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000 is incorporated herein by reference. In addition, the information set forth in Exhibit (a)(9) attached hereto is incorporated herein by reference.


Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended to read as follows:

          (a)  (1)  Offer to Exchange, dated May 24, 2001.*

               (2)  Form of Letter of Transmittal.

               (3) Form of Letter to Eligible Option Holders Distributed by E-mail.*

               (4)  Form of Letter to Tendering Option Holders.*

               (5) Form of Notice of Acceptance of Outstanding Options for Exchange.*

               (6) InterTrust Technologies Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference.

               (7) InterTrust Technologies Corporation Annual Report on Form 10-K/A for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 30, 2001 and incorporated herein by reference.

               (8) InterTrust Technologies Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001 and incorporated herein by reference.

               (9) Form of e-mail Letter to InterTrust Technologies Corporation employees supplementing and amending the Offer to Exchange.

               (b)  Not applicable.

               (d) (1) InterTrust Technologies Corporation 2000 Supplemental Plan. Filed as Exhibit 10.21 to the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference.

               (2) Form of Option Agreement Pursuant to the InterTrust Technologies Corporation 2000 Supplemental Plan.*

               (3) InterTrust Technologies Corporation 1999 Equity Incentive Plan. Filed as Exhibit 10.2 to the Company's Registration Statement on Form S-1 (File No. 333-84033) and incorporated herein by reference.

               (4) Form of Option Agreement Pursuant to the InterTrust Technologies Corporation 1999 Equity Incentive Plan. *

               (5)  InterTrust Technologies Corporation 1995 Stock Plan.*

               (6) Form of Option Agreement pursuant to the InterTrust Technologies Corporation 1995 Stock Plan. *

               (g)  Not applicable.

               (h)  Not applicable.

          *Previously filed.

                                   SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete and correct.

                                   InterTrust Technologies Corporation


                                   /s/ David Ludvigson
                                   ----------------------
                                   David Ludvigson
                                   President

Date: June 8, 2001

                               Index to Exhibits

Exhibit
Number              Description
                    -----------

(a)(1) - Offer to Exchange, dated May 24, 2001. *

(a)(2) - Form of Letter of Transmittal.

(a)(3) - Form of Letter to Eligible Option Holders Distributed by E-mail. *

(a)(4) - Form of Letter to Tendering Option Holders. *

(a)(5) - Form of Notice of Acceptance of Outstanding Options for Exchange. *

(a)(6) - InterTrust Technologies Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference.

(a)(7) - InterTrust Technologies Corporation Annual Report on Form 10-K/A for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 30, 2001 and incorporated herein by reference.

(a)(8) - InterTrust Technologies Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001 and incorporated herein by reference.

(a)(9) - Form of e-mail Letter to InterTrust Technologies Corporation employees supplementing and amending the Offer to Exchange.

(d)(1) - InterTrust Technologies Corporation 2000 Supplemental Plan.  Filed as
Exhibit 10.21 to the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference.

(d)(2) - Form of Option Agreement Pursuant to the InterTrust Technologies Corporation 2000 Supplemental Plan.*

(d)(3) - InterTrust Technologies Corporation 1999 Equity Incentive Plan. Filed as Exhibit 10.2 to the Company's Registration Statement on Form S-1 (File No. 333-84033) and incorporated herein by reference.

(d)(4) - Form of Option Agreement Pursuant to the InterTrust Technologies Corporation 1999 Equity Incentive Plan.*

(d)(5) - InterTrust Technologies Corporation 1995 Stock Plan. *

(d)(6) - Form of Option Agreement pursuant to the InterTrust Technologies Corporation 1995 Stock Plan.*